Exhibit 99.3

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of

THE INX DIGITAL COMPANY, INC.

Opinion

We have audited the consolidated financial statements of The INX Digital Company Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for each of the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. We have determined the matter described below to be the key audit matter to be communicated in our report. This matter was addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to this matter. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matter	How our audit addressed the key audit matters
Existence of digital assets	●	We assigned to the audit team professionals with specialized skills in blockchain and digital assets.

As described in Notes 6 and 8 to the consolidated financial statements, the Company holds $3.8 million in digital assets	●	We obtained confirmation as to digital assets held by third parties on behalf of the Company.
(including $2.9 million held as customer funds) which are identifiable non-monetary assets without physical substance. We identified the existence and ownership (rights and obligations) of the Company’s holdings in digital assets as a key audit matter.	●	We utilized our proprietary audit tool to independently obtain evidence from public blockchains to test the existence of digital asset balances.
We considered this a key audit matter due to the significant audit efforts involved in testing the existence and ownership of the digital assets held by the Company.	●	We evaluated the reliability of audit evidence obtained from public blockchains.
	●	With the assistance of IT specialists, we observed the performance of the transfer of a sample of digital assets from the Company’s wallet held by the custodian to a different wallet to test the rights and ownership of the digital asset.
	●	We obtained evidence to evaluate digital asset balances for appropriate segregation between Company digital assets and customer digital assets.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis.

●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis and the Annual Report prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Mr. Eli Barda.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2024	A Member of Ernst & Young Global

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands

		December 31
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents		$12,906	$19,864
Cash and cash equivalents held in Reserve Fund	4	16,522	5,824
Short-term investments held in Reserve Fund	4	16,982	18,473
Short-term investments	5	10,493	5,033
Digital assets	6	949	2,597
Trade receivables		706	506
Derivative assets	7	-	1,072
Customer funds	8	3,242	2,609
Prepaid expenses and other receivables	9	2,569	1,559
Total current assets		64,369	57,537

Non-current assets:
Long-term investments held in Reserve Fund	4	901	11,726
Long-term investments	5	2,928	4,654
Property and equipment, net	10	341	395
Intangible assets, net	11	3,297	3,528
Goodwill	11	2,253	2,290
Right-of-use-assets, net	12	739	1,309
Total non-current assets		10,459	23,902

Total Assets		$74,828	$81,439

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$3,105	$2,461
Funds due to customers	8	3,242	2,609
Deferred revenue		85	-
Lease liability	12	390	519
INX Token liability	13	54,120	56,847
INX Token warrant liability	14	1,240	1,580
Total current liabilities		62,182	64,016

Non-current liabilities:
Provision for loss on investment in associate	5	597	-
Lease liability	12	479	868
Total non-current liabilities		1,076	868

Equity	17
Share capital and share premium		64,120	57,053
Contribution to equity by controlling shareholder		582	582
Other comprehensive loss		(92)	(1,254)
Accumulated deficit		(53,040)	(39,826)
Total Equity		11,570	16,555

Total Liabilities and Equity		$74,828	$81,439

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data)

		Year ended December 31
	Note	2023	2022
Revenue:
Transaction and brokerage fees	21	$5,345	$4,495

Service revenue	21	976	-
Cost of services		(976)	-
Gross profit on service revenue		-	-

Sales of digital assets	21	11,380	8,724
Cost of digital assets		(11,380)	(8,758)
Change in revaluation of digital assets		235	(188)
Net gain (loss) on digital assets		235	(222)
Total income		5,580	4,273

Operating income (expenses):
Research and development		(3,319)	(5,306)
Sales and marketing		(4,016)	(7,026)
General and administrative		(14,488)	(16,577)
Other expense	4	(1,618)	-
Change in fair value of INX Token warrant liability	14	204	8,294
Total operating expenses		23,237	20,615

Loss from operations		(17,657)	(16,342)

Unrealized gain on INX Tokens issued	13	3,775	226,044
Unrealized gain on warrants issued to investors	16	-	4,255
Finance income		1,724	787
Financial expenses		(260)	(674)
Loss on investment in associate	5	(591)	-
Listing expenses	16	-	(5,875)
Income (loss) before tax		(13,009)	208,195
Tax expenses	23	(205)	(119)
Net income (loss)		$(13,214)	$208,076

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		77	424
Unrealized gain (loss) on investments at fair value through other comprehensive income (loss)		1,138	(1,353)
Adjustments arising from translating financial statements from functional currency to presentation currency		(53)	(513)
Total other comprehensive income (loss)		1,162	(1,442)

Total comprehensive income (loss)		$(12,052)	$206,634
Earnings (loss) per share, basic	19	$(0.06)	$1.02
Earnings (loss) per share, diluted	19	$(0.06)	$0.98
Weighted average number of shares outstanding, basic		218,550,723	204,609,244
Weighted average number of shares outstanding, diluted		218,550,723	213,279,353

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data)

	Note	Common Shares	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity

Balance as of December 31, 2021		167,331,410	$24,198	$582	$188	$(247,902)	$(222,934)
Net income		-	-	-	-	208,076	208,076
Realized gain on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	424	-	424
Unrealized gain on available-for-sale securities		-	-	-	(1,353)	-	(1,353)
Issuance of shares in reverse takeover transaction	16	5,124,740	4,372	-	-	-	4,372
Issuance of shares in private placement, net of issuance cost	16	31,680,000	25,336	-	-	-	25,336
Share based compensation to advisors	16	-	1,834	-	-	-	1,834
Exercise of options under SAFE agreements	17	961,607	179	-	-	-	179
Repurchase of shares	17	(96,500)	(29)	-	-	-	(29)
Share based compensation	18	-	1,135	-	-	-	1,135
Issuance of shares upon exercise of share options and vesting of restricted share units	18	2,822,517	28				28
Foreign currency translation		-	-	-	(513)	-	(513)
Balance as of December 31, 2022		207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555
Net loss		-	-	-	-	(13,214)	(13,214)
Realized gain on available-for sale securities reclassification adjustment into net income (loss)		-	-	-	77	-	77
Unrealized gain (loss) on investments		-	-	-	1,138	-	1,138
Issuance of shares to service provider	17	1,125,000	134	-	-	-	134
Issuance of shares in private placement, net of issuance cost	17	22,048,406	4,075	-	-	-	4,075
Share-based compensation to investment advisor	15	-	139	-	-	-	139
Repurchase of shares	17	(30,000)	(6)	-	-	-	(6)
Share based compensation	18	-	2,725	-	-	-	2,725
Issuance of shares from exercise of share options and vesting of restricted share units	18	3,058,714	-	-	-	-	-
Foreign currency translation		-	-	-	(53)	-	(53)
Balance as of December 31, 2023		234,025,894	$64,120	$582	$(92)	$(53,040)	$11,570

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2023	2022
Net cash flows from operating activities:

Net income (loss) for the period	$(13,214)	$208,076
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payment	2,859	1,135
Listing expenses from reverse takeover transaction	-	5,875
Realized loss on investments, net	77	214
Finance income, net	(1,542)	(677)
Income tax expense	205	119
Depreciation of equipment and right-of-use-assets	510	610
Amortization of intangible assets	167	581
Changes in accrued interest and amortization of premium (discount) on investments	(91)	247
INX Token-based compensation	695	(6,902)
Unrealized gain on warrants issued to investors	-	(4,255)
Unrealized gain on INX Tokens issued	(3,775)	(226,044)
Loss on investment in associate	591	-
Other expense	1,618
Net loss on office space sublease agreement	33	-
Impairment loss on digital assets	-	72
Revaluation of lease liability and right-of-use assets	14	(148)
Changes in operating assets and liabilities:
Decrease (increase) in digital assets, net	1,648	(1,669)
Decrease )increase) in trade receivables	(200)	328
Decrease (increase) in derivative assets	(546)	(1,072)
Decrease (increase) in prepaid expenses and other receivables	(919)	824
Increase (decrease) in accounts payable and accrued expenses	556	(1,030)
Increase in deferred revenue	85	-
Cash paid and received during the year for:
Interest received	1,560	784
Taxes received (paid), net	(86)	69

Net cash used in operating activities	$(9,755)	$(22,863)

Net cash flows from investing activities:

Proceeds received under office space sublease agreement	106	-
Purchase of equipment	(48)	(335)
Investment in associate	(32)	-
Purchases of investments	(9,030)	(33,402)
Proceeds from sales and maturities of investments	20,824	6,534
Increase in loan receivable from related parties	-	(218)

Net cash provided by (used in) investing activities	$11,820	$(27,421)

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31
	2023	2022

Net cash flows from financing activities:

Proceeds from exercise of INX Token warrants	$14	$150
Proceeds from exercise of option under SAFE agreements	-	179
Proceeds from reverse takeover transaction	-	464
Proceeds from private placements, net of issuance cost	2,231	29,590
Repurchase of common shares	(6)	(29)
Proceeds from exercise of option	-	28
Repayment of contingent consideration liability	-	(400)
Repayment of finance lease liabilities	(564)	(578)

Net cash provided by financing activities	$1,675	$29,404

Change in cash and cash equivalents	3,740	(20,880)
Cash and cash equivalents at beginning of year	25,688	46,568
Cash and cash equivalents at end of year (*)	$29,428	$25,688

(*)	At December 31, 2023 and 2022, cash and cash equivalents include the following:

	2023	2022

Cash and cash equivalents	$12,906	$19,864
Cash and cash equivalents held in Reserve Fund	16,522	5,824
Total cash and cash equivalents	$29,428	$25,688

Supplemental disclosure of cash flow information and non-cash investing and financing activities:

	2023	2022
Right of-use-asset recognized with corresponding lease liability	$28	$827
Repayment of loan receivable from related parties	$-	$1,233
Issuance of shares for investment in private equity	$1,983	$-
Share based compensation to investment advisor	$139	$-

The accompanying notes are an integral part of the consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The consolidated financial statements of the Company as of and for the year ended December 31, 2023, were authorized for issuance on March 28, 2024, in accordance with a resolution of the board of directors.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On December 31, 2021, the Company received a conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment – development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2023, the Company held approximately 64.4 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2024.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2023, on a combined basis, owns 17.36% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public Offering of the INX Token. The Offering was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 46 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, LTC, UNI, USDC and ZEC.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Capital management

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2023, the Company had an accumulated deficit of $53,040. During the year ended December 31, 2023, the Company incurred an operating loss of $17,657 and negative cash flow from operating activities of $9,755. Based on the Company’s existing cash funds and the working capital in the amount of $22,803 as of December 31, 2023 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in these consolidated financial statements for the periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These consolidated financial statements have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and digital assets characterized as inventory which are measured at fair value less cost to sell recognized through profit or loss.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of the Company and companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the group. Significant intra group balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

c.	Functional and presentation currencies:

1.	Functional currency and presentation currency:

The consolidated financial statements are presented in U.S. Dollars.

The Company determines the functional currency of each entity through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

3.	Index-linked monetary items:

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement.

d.	Use of material estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 13 and Note 14.

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

Impairment of goodwill

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

Determining the fair value of an unquoted financial liability

The fair value of unquoted warrant liability in Level 3 of the fair value hierarchy is determined using the Black and Scholes option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of and expected dividend yield.

e.	Financial instruments:

1.	Financial assets, including short-term and long-term investments, and derivative assets, are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-The Company’s business model for managing financial assets; and

-The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at fair value through other comprehensive income when:

The Company’s business model is to hold the financial assets in order to both collect their contractual cash flows and to sell the financial assets, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, instruments in this category are measured at fair value. Gains or losses from fair value adjustments, excluding interest and exchange rate differences, are recognized in other comprehensive income.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

c)	Derivative instruments

As part of its risk management activities, the Company held positions in derivatives such as digital currency forwards. A digital currency forward is an exchange traded contract which represents a legal agreement to either buy or sell a referenced digital asset at a predetermined price at some time in the future. Digital assets forwards utilized by the Company settle in a stable coin. The derivatives are carried at fair value and any realized and unrealized gains (losses) are recognized through profit and loss.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

2.	Loans and receivables are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. These are measured subsequent to initial recognition at amortized cost.

Impairment of financial assets:

At the end of each reporting period, the Company evaluates the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables for which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the expected lifetime credit losses.

With regards to trade receivables, the Company grants its customers interest-free credit for periods of 30-90 days. As of December 31, 2023 and 2022, there were no material past-due accounts and no allowance for doubtful accounts was recorded.

3.	Derecognition of financial assets:

A financial asset is derecognized only when:

a)	Contractual rights to the cash flows from the financial asset have expired; or

b)	The Company has transferred substantially all risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all risks and rewards of the asset, but has transferred control of the asset; or

c)	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

4.	Financial liabilities:

Financial liabilities are initially recognized at fair value. After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities at amortized cost:

After the initial recognition, loans and other liabilities are measured based on their terms at amortized cost less directly attributable transaction costs using the effective interest method.

b)	Financial liabilities at fair value through profit or loss:

These liabilities include financial liabilities held for trading (including the INX Token warrant liability) and financial liabilities designated upon initial recognition as at fair value through profit or loss. Changes in the fair value of liabilities held for trading are recognized in profit or loss in financial expenses. Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument. The host instrument is a financial liability due to the right of the INX Token holder to use the INX Token to pay transactions fees on the INX.One Trading Platform. The INX Token is considered a puttable instrument which is a financial liability in accordance with IAS 32, Financial Instruments: Presentation.

INX’s obligation to make a pro rata distribution annually to the INX Token holders from INX’s Adjusted Operating Cash Flow is an embedded derivative. The Company views INX’s operating cash flows as a financial variable, and therefore, the embedded derivative requires bifurcation pursuant to IFRS 9. The Company elected, in accordance with IFRS 9, to designate the entire financial liability (including the embedded derivative) at fair value through profit and loss. Accordingly, the INX Token liability and the INX Token warrant liability are remeasured to fair value at the end of each reporting period.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

The change in the fair value of the INX Token liability that is attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, to the extent there are any, would be presented in other comprehensive income. The remaining amount of the change in the fair value of the INX Token liability would be presented in profit or loss. At December 31, 2023, the change in fair value of the INX Token liability is included in profit or loss.

Should the INX Token be used to pay for services provided by INX, revenue would be recognized and the respective portion of the INX Token liability would be derecognized. Additionally, the fair value of INX Tokens issued in consideration for services provided to the Company would be recognized as compensation expense when services are provided.

5.	Offsetting financial instruments:

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties.

6.	Compound financial instruments:

Convertible debt which contains both an equity component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

f.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

For details of the fair value of the INX Token liability, see Note 13. For the fair value of INX Token warrant liability, see Note 14. The fair values of current financial assets and financial liabilities, other than the INX Token and INX Token warrant liability, approximate their carrying amounts due to the short-term maturity of these instruments.

g.	Investments:

Investments, other than the investment in an associate, are accounted for as financial assets, which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss).

The Company’s investment in an associate represents an ownership share in an entity in which the Company has significant influence and that is accounted for under the equity method in accordance with IAS 28 Investments in Associates. Under the equity method, the investment is presented at cost with the addition of post-acquisition changes in the Company’s share of net assets, including other comprehensive income of the associate. Gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

Losses of an associate in amounts which exceed its equity are recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of its legal or constructive obligations on behalf of the associate. As of December 31, 2023, the Company’s share of losses incurred by the associate exceeds its investment and is reflected in the profit or loss as loss on investment in associate. Loss in excess of the Company’s investment amount is recognized as a non-current liability.

The equity method is applied until the loss of significant influence or the classification of the investment as held for sale. On the date of loss of significant influence, the Company would measure any remaining investment in the associate at fair value and recognize in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate and the carrying amount of the investment on that date.

h.	Digital assets:

Digital assets are measured at cost on the initial recognition.

The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2, Inventories, in characterizing its holdings of digital assets as inventory. Such digital assets held by the Company are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, therefore, they are accounted for as inventory, and changes in fair value (less cost to sell) are recognized in profit or loss.

The fair value of digital assets is based on quoted prices in the principal market as of 12:00 AM UTC.

i.	Customer funds and funds due to customers:

Customer funds represent cash and digital assets that are held for the exclusive benefit of customers. The Company safeguards these assets on behalf of its customers and is subject to security risks for loss, theft or misuse. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies them as current based on their purpose and availability to fulfill its direct obligation to customers. Due to the Company’s custodial obligation to safeguard customer assets, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company recognizes a liability to reflect its obligation to safeguard assets held for its customers and the corresponding customer assets, measured at the fair value upon the initial recognition and subsequently at each reporting period.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year-end.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in the accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

k.	Goodwill:

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

l.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is allocated to the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The following criteria are applied in assessing impairment of these specific assets:

1.	Goodwill:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized on goodwill cannot be reversed in subsequent periods.

2.	Intangible assets with an indefinite useful life that have not yet been systematically amortized:

The impairment test is performed annually, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment (see Note 11e).

m.	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract. On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

n.	Revenue recognition:

The Company determines revenue recognition from contracts with customers through the following steps:

●	Identification of the contract with the customer;
●	Identification of performance obligations in the contract;
●	Determination of transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of the revenue when, or as, the Company satisfies a performance obligation.

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Transaction fees revenue includes revenue from transaction and trading fees charged to customers utilizing the Company’s trading platform and are presented on net basis. The Company’s service is comprised of a single performance obligation to provide a matching service when customers buy, sell, or convert digital assets. The Company does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the settlement of the digital asset. The Company also does not set the price for the digital asset as the price is a market rate established by users of the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer.

Transaction fees charged on the INX.One trading platform are recognized as revenue when the Company’s obligation is satisfied, promised services are transferred to the customer and the customer obtains control. Brokerage fees revenue is recorded according to the date the service was provided, or the operation was carried out. Relevant to brokerage and transaction fees, contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, these contracts are defined at the transaction level and do not extend beyond the service already provided. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

Service revenue represents fees for technology consultation and advisory, as well as listing services performed by the Company under written agreements and is recognized upon the delivery of promised goods or services to the customer and when Company’s performance obligation to the customer is satisfied. The revenue is recognized in an amount that reflects the fair value of the consideration to which the Company expects to be entitled to, upon completion of the Company’s performance obligation for those services, as stated in the contract. As of December 31, 2023, the Company received payments prior to the completion of its performance obligation under contracts with customers, which are recognized as deferred revenue.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 2: MATERIAL ACCOUNTING POLICIES (Cont.)

The Company also recognizes revenue from buying and selling digital assets it owns. Such revenue is recognized in the gross amount of consideration received on sales less the cost of digital assets sold.

o.	Share-based payment transactions:

Certain of the Company’s employees and other service providers are entitled to compensation in the form of equity settled share-based payment. The cost of the transactions is measured at the fair value of the equity instruments granted at the grant date, using an appropriate valuation model, further details of which are provided in Note 18. The cost of share-based grants is recognized in profit or loss together with a corresponding increase in equity during the period during which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employee or service provider becomes entitled to the award (the “vesting period”). The cumulative expense is recognized at the end of each reporting period until the vesting period expires, reflecting the number of instruments that will ultimately vest at the end of the vesting period.

p.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2023, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

q.	Income taxes:

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying temporary differences that relate to each subsidiary. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities using the tax rates used enacted or substantively enacted at the reporting date. Deferred tax is provided using a liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets are recognized for deductible temporary differences and the carryforward of any unused tax losses. Deferred tax assets are recognized to the extent it is probable that taxable profit will be available against the deductible temporary differences and that the carryforward of unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and adjusted accordingly.

r.	Net income (loss) per share:

Basic income (loss) per share is computed by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of Common Shares outstanding during the period. Diluted loss per share is computed by dividing the net income (loss) by the weighted average number of Common Shares outstanding, plus the weighted average number of Common Shares that would be issued on conversion of stock options and warrants.

For the year ended December 31, 2022, the effect of the inclusion of the weighted average number of shares that would have been issued upon the conversion of restricted stock units and stock options issued by the Company to employees and investors, were dilutive (see Note 19).

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.	Amendments to existing standards effective during the year ended December 31, 2023.

Amendment to IAS 1, “Disclosure of Accounting Policies”:

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements, amendments to IFRS Practice Statement 2 Making Materiality Judgements and amendments to IAS 8 Definition of Accounting Estimate. The amendments require companies to disclose material accounting policies rather than their significant accounting policies. This amendment is effective for annual periods starting on or after January 1, 2023.

The application of the above Amendment did not have a material impact on the Company’s consolidated financial statements.

Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is applied prospectively for annual reporting periods beginning on January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities with respect to certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The application of the Amendment did not have a material impact on the Company’s consolidated financial statements.

THE INX DIGITAL COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 3: NEW ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

b.	Accounting standards and amendments to existing standards that are not yet effective.

Amendment to IAS 1, “Disclosure of Accounting Policies”:

In January 2020, which was further amended in October 2022, the IASB issued an amendment to IAS 1, Classification of Liabilities as Current or Non-Current to clarify the requirements for classifying liabilities as current or non-current.The new guidance will be effective for annual periods starting on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendment is not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 4: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1,618, recognized as Other expense. Upon the discovery of the breach, the Company took an immediate action to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34,405.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$16,522	$5,824

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	986	6,141
Corporate bonds – marketable investments	15,996	12,332
Total short-term investments	16,982	18,473

Long-term investments (*)
U.S. Treasury securities	901	474
Corporate bonds and loans (principally) – marketable investments	-	11,252
Total long-term investments	901	11,726
Total Reserve Fund	$34,405	$36,023

(*)	Classified as Level 1 inputs in the fair value hierarchy.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 5: INVESTMENTS

On December 31, 2023 and 2022, the Company held the following investments:

	December 31, 2023	December 31, 2022

Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	$4,604	$3,444
Corporate bonds – marketable investments	5,889	1,589
Total short-term investments	$10,493	$5,033

Long-term investments
Corporate bonds – marketable investments (*)	403	4,254
Investments in private equity (**)	2,525	400
Total long-term investments	2,928	4,654

Total investments	$13,421	$9,687

(*)	Classified as level 1 inputs in the fair value hierarchy.
(**)	Classified as level 3 inputs in the fair value hierarchy.

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

As of December 31, 2022, INX holds an investment in two separate private companies. Under the share purchase agreement dated March 20, 2021, one of the investments of $150 entitles the Company to receive 95,411 ordinary shares of the private company based in the United Kingdom at a price of $1.57 per share. The second investment of $250 was made on September 9, 2021 in a private company based in Gibraltar under a SAFE. The SAFE entitles the Company to receive the most senior class of shares issued by the private company upon the completion of the qualified or non-qualified equity financing, as defined in the SAFE, at the SAFE conversion price.

During 2023, INX invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

Investment in OpenDeal Inc. (Republic)

On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX agreed to offer tokenized assets services to Republic and its portfolio companies, and will share net revenues generated from such services with Republic. Also, as part of the subscription agreement, Republic, in a private sale, acquired 22,048,406 common shares of the Company, which represented 9.5 percent of the voting interest in the Company as of June 13, 2023 for a total consideration of $5,250. On August 18, 2023, the consideration for the issuance of common shares was paid in cash of $2,625 and in 59,152 shares of Series B Preferred Stock of Republic.

The 59,152 of Series B Preferred Stock issued by Republic to INX (“Investment in Republic”) represents 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date and entitles the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 5: INVESTMENTS (Cont.)

The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares.

As of the date of share issuance and December 31, 2023, the fair value of the Investment in Republic is $1,983 and $2,035, respectively, based on the analysis of an independent valuation specialist utilizing options pricing model and the below inputs. The level in the fair value hierarchy is level 3.

	As of the issuance date	December 31, 2023
Equity value	$470,906	$500,819
Expected volatility (%)	90.00%	90.75%
Risk-free interest rate (%)	3.90%	4.01%
Time to liquidity	3 years	3 years

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital. In addition, INX entered into a service agreement with Nabatech to provide technology support and advisory services to the entity.

As of December 31, 2023, the Company recorded loss on investment in associate of $591 and loss on the foreign currency translation of $38, to reflect its share of Nabatech’s net loss for the year then ended, which is $597 in excess of Company’s investment amount.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 6: DIGITAL ASSETS

The Company held the following digital assets as of December 31, 2023 and 2022:

Coin Symbol	December 31, 2023	December 31, 2022
USDC	$453	$463
BTC	354	546
ETH	86	503
USDT	23	684
LTC	15	109
ZEC	3	51
UNI	-	44
AAVE	-	31
COMP	-	31
CRV	-	29
MATIC	-	28
Other	15	78
	$949	$2,597

Digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

NOTE 7: DERIVATIVE ASSETS

The Company used derivative assets for risk management and economic hedging of digital assets owned. On December 31, 2022, the Company held $905 in collateral related to open digital assets forwards positions with fair value of $1,072, utilizing level 2 inputs in the fair value hierarchy. As of December 31, 2023, there are no open derivative positions. During the year, the Company incurred a loss on derivative contracts of $1,618 as a result of the cyber breach incident (see Note 4). The net loss recognized from the hedging activity during the year ended on December 31, 2023 was $253.

NOTE 8: CUSTOMER FUNDS

As of December 31, 2023 and 2022, customer funds include cash balances of $360 and $448 and digital asset balances of $2,882 and $2,161, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers. The Company safeguards these assets, and might be subject to security risks of loss, theft or misuse. Accordingly, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company records the liability reflecting the obligation to safeguard digital assets held on behalf of its customers and the corresponding customer assets, reflected at fair value upon initial recognition and subsequently at each reporting period.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 9: PREPAID EXPENSES AND OTHER RECEIVABLES

As of December 31, 2023, and 2022, the Company’s prepaid expenses and other receivables include the following:

	December 31,
	2023	2022

Receivable from related parties	$997	$49
Prepaid expenses and advances to service providers	827	1,105
Receivable from government agencies	390	219
Office space sublease receivable	90	-
Other receivables	265	186
	$2,569	$1,559

NOTE 10: PROPERTY AND EQUIPMENT

The following table presents activity of the Company’s property and equipment during the years ended December 31, 2023 and 2022:

	Computers and Software	Office Equipment & Furniture	Leasehold Improvements	Communication & Equipment	Total

Property and equipment, at cost:
Balance at January 1, 2022	$125	$59	$6	$14	$204
Additions	42	41	99	153	335
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(14)	(14)

Balance at December 31, 2022	167	100	105	153	525
Additions	41	5	-	2	48
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(1)	(1)
Balance at December 31, 2023	208	105	105	154	572

Accumulated depreciation:
Balance at January 1, 2022	33	10	1	-	44
Depreciation expense	51	9	9	19	88
Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	-	(2)	(2)

Balance at December 31, 2022	84	19	10	17	130
Depreciation expense	60	7	11	23	101
Balance at December 31, 2023	144	26	21	40	231

Net assets at December 31, 2023	$64	$79	$84	$114	$341
Net assets at December 31, 2022	$83	$81	$95	$136	$395

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS

a.	The following table presents activity in goodwill and intangible assets during the years ended December 31, 2022 and 2023:

	Trade Name	Customer Relationships	Licenses	Technology		Goodwill	Total

Intangible assets, at cost:
Balance as of January 1, 2022	$467	$1,905	$1,722	$	430-	$2,455	$6,979
Adjustments arising from translating financial statements from functional currency to presentation currency	(51)	(173)	(61)		-	(165)	(450)

Balance as of December 31, 2022	416	1,732	1,661		430	2,290	6,529
Adjustments arising from translating financial statements from functional currency to presentation currency	(11)	(39)	(13)		-	(37)	(100)

Balance as of December 31, 2023	405	1,693	1,648		430	2,253	6,429

Accumulated amortization and impairment:
Balance as of January 1, 2022	23	75	-		$32	-	130
Impairment of technology	-	-	-		361	-	361
Amortization expense	41	142	-		37	-	220
Balance as of December 31, 2022	64	217	-		430	-	711

Amortization expense	37	131	-		-	-	168
Balance as of December 31, 2023	101	348	-		430	-	879
Net intangible assets at cost, at December 31, 2022	352	1,515	1,661		-	2,290	5,818
Net intangible assets at cost, at December 31, 2023	$304	$1,345	$1,648		$-	$2,253	$5,550

Useful life of intangible assets:

The useful life of intangible assets is as follows:

	Licenses	Customer Relationships	Trade Name

Useful life	Indefinite	Definite 10.58 years	Definite 10.58 years

Amortization method	Not amortized	Straight-line	Straight-line

Licenses don’t have a fixed term and do not require a renewal. Consequently, licenses have an indefinite useful life.

c. Amortization expense:

Amortization of intangible assets of $168 and $220 for the years ended December 31, 2023 and 2022, respectively, is recorded in profit or loss within General and administrative expenses.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 11: GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

d.	Impairment of goodwill and other intangible assets:

During the year ended December 31, 2022, the Company recorded $361 of loss on impairment related to certain legacy components of the INXS middle office system that became obsolete and were replaced by a newly developed software.

e.	Net carrying value:

As of December 31, 2023, the net carrying amounts of goodwill, licenses, trade name and customer relationships were allocated as follows (each representing a cash-generating unit):

	ILSB	INXS	Total

Goodwill	$1,236	$1,017	$2,253

Licenses	448	1,200	1,648
Trade Name	304	-	304
Customer Relationships	1,062	283	1,345
Total Intangible Assets	$1,814	$1,483	$3,297

The recoverable amounts of goodwill and intangible assets related to ILSB (brokerage segment), prepared by an independent valuation specialist, were determined based on the value in use which is calculated at the expected estimated future cash flows from each cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The projected cash flows for the period exceeding five years are estimated using a fixed growth rate of 2%, representing the long-term average growth rate for each cash generating unit. The pre-tax discount rate of the cash flows is estimated at 24.3 percent.

The recoverable amounts of goodwill and intangible assets related to INXS (digital assets segment), prepared by an independent valuation specialist, were determined based on the value in use which is calculated at the expected estimated future cash flows from each cash-generating unit, as determined according to the budget for the next five years and approved by the Company’s management. The projected cash flows for the period exceeding five years are estimated using a fixed growth rate of 3%, representing the long-term average growth rate for each cash generating unit. The pre-tax discount rate of the cash flows is estimated at 29.8 percent.

The recoverable amounts as determined above exceed the carrying amounts of goodwill and intangible assets of both ILSB and INXS.

The value in use for all cash-generating units may change if any changes occur in the following key assumptions:

●	Discount rate.

●	Growth rate for the period exceeding the five budget years.

Discount rate: The discount rate reflects management’s assumptions regarding each unit’s specific risk. In determining the appropriate discount rate for each unit, the Company relied on the rate of return of long-term government bonds relevant for each unit.

Sensitivity analysis of changes in assumptions: With respect to assumptions used in determining the value in use as described above, management believes that there are no reasonably expected changes in the key assumptions detailed above, which might lead to a significant change in the carrying amounts of goodwill and intangible assets related to ILSB and INXS recoverable amounts.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

a.	Activity with respect to right-of-use assets:

The Company has entered into agreements to lease office spaces, which are used for the Company’s operations. Leases of office space have lease terms of between 2 and 5 years.

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024 and provides for a monthly lease payment of $18. As of December 31, 2023, the Company recognized a net receivable for lease payments due under the sublease agreement of $90, which is included in other receivables.

Land and Buildings
Right-of-use-assets, at cost:
Balance as of January 1, 2022	$1,083
Additions during the year:
New leases	827
Adjustments arising from translating financial statements from functional currency to presentation currency	(46)
CPI and revaluation differences	63
Balance as of December 31, 2022	1,927

Accumulated depreciation:
Balance as of January 1, 2022	96
Depreciation and amortization	522
Balance as of December 31, 2022	618

Right-of-use assets as of December 31, 2022, net	$1,309

Right-of-use-assets, at cost:
Balance as of January 1, 2023	$1,927
Additions during the year:
Disposal	(656)
Lease modification	(18)
Adjustments arising from translating financial statements from functional currency to presentation currency	55
CPI and revaluation differences	30
Balance as of December 31, 2023	1,338

Accumulated depreciation:
Balance as of January 1, 2023	618
Depreciation and amortization	411
Disposal	(430)
Balance as of December 31, 2023	599

Right-of-use assets as of December 31, 2023, net	$739

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 12: RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

b.	Activity with respect to the lease liability:

Land and Buildings
Lease liability, January 1, 2022	$1,140
Changes during the year:
New leases	827
Lease payments	(578)
Interest expense	83
CPI and revaluation differences	(85)
Lease liability, December 31, 2022	1,387

Current lease liability, December 31, 2022	$519
Non-current lease liability, December 31, 2022	$868

Lease liability, January 1, 2023	$1,387
Changes during the year:
Lease payments	(564)
Interest expense	60
Lease modification	(18)
CPI and revaluation differences	4
Lease liability, December 31, 2023	$869

Current lease liability, December 31, 2023	$390
Non-current lease liability, December 31, 2023	$479

c.	Maturity of undiscounted lease payments receivable for operating leases:

December 31,
2023

2024	$438
2025	318
2026	80
2027	80
2028	13
$929

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN LIABILITY

Based on the terms of the INX Token, as described in Note 1, the INX Token is a hybrid financial instrument and is accounted for as a financial liability. The number of INX Tokens that the Company has issued as of December 31, 2023 and 2022, or has an obligation to issue is as follows:

	December 31, 2023	December 31, 2022
Total number of INX Tokens	135,570,986	133,410,776

INX Token liability	$54,120	$56,847

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2023 on a combined basis, owns 5.5 percent of the outstanding INX Tokens.

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29. Additionally, 2,534,618 INX Token warrants were exercised.

During the year ended on December 31, 2023, the Company granted 11,000 INX Tokens to a service provider and an advisor, and recorded a corresponding expense of $6. Additionally, 2,149,210 INX Token warrants were exercised.

On August 9, 2023, INX’s Board of Directors authorized the management to repurchase INX Tokens (the “Repurchased Tokens”) from their holders as the management deems required or desirable for the benefit of INX, provided that the aggregate purchase amount of Repurchased Tokens and Company’s common shares repurchased through August 10, 2024 will not exceed $5,000. Such repurchase shall be subject to the provisions of any applicable laws and regulations, and to the advice of the Company’s legal advisors. As of December 31, 2023, there were no repurchases of the INX Tokens by the Company.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2023, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	133,293,902	$53,317
Subject to lock-up through January 2024	4.05%	150,000	58
Subject to lock-up through February 2024	7.22-7.89%	600,000	222
Subject to lock-up through July 2024	14.35%	1,527,084	523
Total		135,570,986	$54,120

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 13: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX Tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493
Total		133,410,776	$56,847

The fair value per INX Token as of December 31, 2023 and 2022, for tokens that are not subject to lock-up agreement was $0.40 and $0.43 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX Tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX Tokens during their lock-up agreements. Significant inputs and assumptions are volatility and the period under the lock up, as follows:

	December 31, 2023	December 31, 2022

Expected term (years)	0.04-0.53	0.13-1.53
Expected volatility	89.05%-90.16%	71.56%-103.37%

The level in the fair value hierarchy applied to tokens under lock-up agreements is level 2.

For the years ended December 31, 2023 and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in unrealized gain of $3,775 and $226,044, respectively, which was recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income with respect of the credit risk.

NOTE 14: INX TOKEN WARRANT LIABILITY

The Company may grant restricted INX Token awards or INX Token warrants to directors, advisors, employees or service providers as compensation. As of December 31, 2023 and 2022, directors, advisors, employees and service providers held 5,574,292 and 6,972,192 restricted INX Tokens or INX Token warrants, respectively. The warrant grantees have a right to purchase INX Tokens upon the completion of the term set forth in each warrant agreement.

	December 31,
	2023	2022
INX Token warrant liability:
Warrants granted to employees, advisors and service providers	$1,240	$1,580

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 14: INX TOKEN WARRANT LIABILITY (Cont.)

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	December 31, 2023	December 31, 2022

Expected volatility of the token prices (%)	89.05% – 108.38%	67.51% – 86.39%
Risk-free interest rate (%)	3.88% – 5.40%	3.88% – 4.69%
Expected life of warrant (years)	0.52 – 10.00	0.08 – 10.00
Exercise price	$0.01 – $2.81	$0.01 – $2.86

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the years ended December 31, 2023, and 2022:

	2023		2022
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price
INX Token warrants outstanding at beginning of year (*)	6,972,192	$0.46	5,660,861	$0.52
INX Token warrants granted during the year	1,265,000	0.16	4,388,043	0.25
INX Token warrants forfeited during the year	(187,000)	0.35	(491,833)	1.40
INX Token warrants expired during the year	(326,690)	0.32	(50,261)	0.03
INX Token warrants exercised (INX Token issued) and INX Tokens vested during the year	(2,149,210)	0.01	(2,534,618)	0.06

INX Token warrants outstanding at the end of year	5,574,292	$0.33	6,972,192	$0.46

INX Token warrants exercisable at the end of year	2,606,000	$0.24	3,718,955	$0.16

(*)	During the year ended December 31, 2022, the Company offered to employees an option to modify certain token warrants originally issued in 2021 and 2022. As result, during 2022, terms for 1,801,500 INX token warrants were modified to include a new exercise price and a new vesting schedule, which resulted in the increase in the fair value of the INX Token warrants of $8.

Token-based compensation for the years ended December 31, 2023 and 2022 is included within the following expenses:

	Year ended December 31
	2023	2022
Operating expenses (income):
Research and development	$166	$135
Sales and marketing	268	437
General and administrative	464	820
Decrease in fair value of INX Token warrant liability	(204)	(8,294)
Total token-based compensation expense (income)	$694	$(6,902)

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES

The Company’s related parties include its subsidiary, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

As of December 31, 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028, at an exercise price of $0.2381 per warrant.

Service Agreement with Nabatech

Effective on January 1, 2023, as part of the joint venture SICPA Agreement, the Company entered into a service agreement with Nabatech, under which it provides technology support and advisory services to Nabatech, an entity formed for the development of central bank digital currency solutions with the utilization of blockchain technology, and in which the Company holds 33 percent ownership. During the year ended December 31, 2023, the Company recognized service revenue and cost of sales of $976 and $976, respectively, for providing services to Nabatech. Prepaid expenses and other receivables include $976 due from Nabatech as of December 31, 2023.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES (Cont.)

The following balances are held with or by related parties as of December 31, 2023 and 2022:

	December 31
	2023	2022
Assets:
Prepaid expenses and other receivables	$997	$49
Total	$997	$49

Liabilities:
Accounts payable and accrued expenses	266	308
INX Token liability	4,485	5,531
INX Token warrant liability	671	1,140
Total	$5,422	$6,979

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2023 and 2022 mainly include service revenue earned from Nabatech and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2023	2022

Service revenue	$976	$-
	976	-

Cost of service:
Compensation and benefits	226	-
	$226	$-

Research and development:
Compensation and benefits	234	465
Share-based compensation	190	70
INX Token-based compensation	41	6
	$465	$541

Sales and marketing:
Compensation and benefits	-	369
Share-based compensation	-	176
INX Token-based compensation	-	298
	$-	$843

General and administrative:
Compensation and benefits	3,286	2,204
Share-based compensation	1,702	543
INX Token-based compensation	396	278
	$5,384	$3,025
Total compensation and benefits	$6,075	$4,409

Decrease in fair value of INX Token and warrant liabilities	$(830)	$(20,133)

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 15: RELATED PARTIES (Cont.)

Each of the Company’s independent directors receives a monthly fee of $4 for the term of the engagement. In addition, each independent director receives $1 in consideration for the participation in a committee meeting of the Board. Further, each independent director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant. The warrants expire 10 years after the date of the grant.

On November 30, 2022, the Company committed to grant, and subsequently issued, options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and with all options fully vested on November 30, 2025.

NOTE 16: PURCHASE TRANSACTION

In connection with the Purchase Transaction between the Company and INX (See Note 1), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) one post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, there were 5,124,740 Shares outstanding on a fully-diluted basis, including 1,280,000 shares issued to finders (“post consolidated shares”). The deemed value of the post-consolidated shares was $4,372 based on a per share price of $0.85 which share price is derived from the proceeds allocated to the shares issued in the contemporaneous private placement described below.

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares were issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

As part of the Transaction, the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. Dollar, the warrants are accounted for as a derivative liability. The warrants were valued at $4,255 as of the date of the private placement.

As of December 31, 2023 and 2022, these warrants were not exercised and expired on January 10, 2024. As of December 31, 2023 and 2022, the warrants have been valued at $0 with the change of the fair value included on the statement of comprehensive income using the Black & Scholes model with the following assumptions:

	December 31,
	2023	2022
Risk-free rate:	5.04`%	4.58%
Dividend yield:	Nil	Nil
Volatility factor:	89.58%	71.26%
Expected life:	0.03 years	1.03 years

Agents of the private placement collectively received cash commissions of $1,951, of which $259 was allocated to the warrants and recorded as transaction fees in profit or loss.

The remaining balance of the gross proceeds from the private placement in the amount of $27,028 was allocated to the common shares, net of issuance cost allocated to common shares of $1,692, resulted in the net addition to equity of $25,336.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 16: PURCHASE TRANSACTION (Cont.)

The placement agents also received 1,810,740 Agent compensation options with a term of two years, exercisable into common shares at an exercise price of CAD1.25 ($0.99). The options have been valued at $515 using the Black& Scholes model with the following assumptions as of January 10, 2022:

Risk-free rate:	2.22%
Dividend yield:	Nil
Volatility factor:	83.38%
Expected life:	2 years

All Agent compensation options expired on January 10, 2024.

Valdy Investments Ltd. entered into advisory agreements with two advisors, each agreement provides for the issuance of 1,000,000 options to purchase common shares (each, an “Advisor Option”) under the Equity Incentive Plan to the applicable Advisor, with 500,000 Advisor Options being exercisable at a price of CAD1.25 ($0.99) per share and 500,000 Advisor Options being exercisable at a price of CAD2.50 ($1.97) per share, and all Advisor Options expiring on the date that is five years from the Closing. The options have been valued at $1,319 using the Black-Scholes model with the flowing assumptions as of January 10, 2022:

Risk-free rate:	1.51%
Dividend yield:	Nil
Volatility factor:	94.65%
Expected life:	5 years

In accordance with IFRS 3 “Business Combinations”, since the shareholders of INX obtained control of the Company, the substance of the Transaction was a reverse takeover. The Transaction did not constitute a business combination since the Company did not meet the definition of a business under IFRS 3, as it was a non-operating company.

As a result, for accounting proposes, the transaction is being accountant for as a reverse takeover asset acquisition with INX Ltd. identified as the acquirer, the net assets of Valdy being treated as the acquired assets and the Valdy share-based payment transaction under IFRS 2, related to the acquisition of the public company listing. Accordingly, the consolidated financial statements are presented as a continuation of INX.

Consideration paid by the acquirer for the net assets of the Company, which was measured at the fair value of the equity issued to the shareholders of the Company, amounted to $4,372 for 5,124,740 shares at CAD 1.08 ($0.85) per share with the excess amount paid above the fair value of the net assets acquired, treated as listing expense in the consolidated statement of comprehensive income (loss).

The assets acquired and liabilities assumed at their fair value on the acquisition date are as follows:

Amount
Deemed issuance of 5,124,740 common shares to shareholders of Valdy Investments Ltd.	$4,372
Share based payments to Advisors	1,834
6,206
Fair value of net assets acquired:
Cash and cash equivalents	464
Accounts payables and accrued expenses	(133)
Net assets	331

Listing expense	$5,875

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 17: EQUITY

Composition of share capital:

	December 31, 2023		December 31, 2022
	Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common shares with no par value	Unlimited	234,025,894	Unlimited	207,823,774

On August 30, 2022, 961,607 warrants granted under SAFE agreements were exercised by holders at $0.19 and converted to common shares. The Company received a total premium of $179 from the exercise of these warrants.

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

On August 18, 2023, the Company issued 22,048,406 of common shares in a private sale to Republic as part of the collaboration and subscription agreement between the Company and Republic for a total consideration valued at $4,608 at the time of share issuance (see Note 5). The Company incurred issuance cost related to this transaction of $533.

In addition, concurrently, as part of the collaboration and the subscription agreements, Republic and the Company also entered into a non-binding term sheet whereby Republic intends to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000. The term sheet, as extended, shall expire on May 15, 2024.

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by the Company), an amount of $5,000. Such repurchase shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

During the year ended December 31, 2023 and 2022, the Company repurchased 30,000 and 96,500 shares at a cost of $6 and $29, respectively.

During the years ended December 31, 2023 and 2022, the activity related to options in Common Stock, not part of the Company’s Incentive Compensation Plan, was as follows:

	2023		2022
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1	22,750,665	$1.16	7,668,591	$0.19
Granted	661,452	0.24	17,650,740	1.44
Exercised	-	-	(961,607)	0.19
Expired	(5,099,925)	1.75	(1,607,059)	0.19
Balance as of December 31	18,312,192	$1.16	22,750,665	$1.16

In January 2024, the remaining 17,650,740 equity options granted prior to 2023 expired.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 17: EQUITY (Cont.)

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain (loss) on foreign currency translation	Total
Balance as of December 31, 2021	$-	$188	$188
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	424	-	424
Unrealized loss on securities	(1,353)	-	(1,353)
Foreign currency translation	-	(513)	(513)
Balance as of December 31, 2022	$(929)	$(325)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	77	-	77
Unrealized gain on investments	1,138	-	1,138
Foreign currency translation	-	(53)	(53)
Balance as of December 31, 2023	$286	$(378)	$(92)

NOTE 18: SHARE-BASED PAYMENT

a.	Shares reserved for Employee Stock Option Plan:

INX’s board of directors adopted the INX Limited Share Ownership and Award Plan (2021) on February 22, 2021, as amended from time to time (the “Share Ownership and Award Plan” or the “INX Plan”), and INX shareholders approved the INX Plan on March 18, 2021.

In connection with the Purchase Transaction, the INX Plan was terminated and replaced by the Company Omnibus Equity Incentive Compensation Plan (the “Plan”). Awards granted pursuant to the INX Plan were exchanged, upon closing of the Transaction, for equivalent awards under the Plan. As of closing of the Transaction, 25,352,832 common shares of the Company were authorized for issuance pursuant to the Plan.

The Plan provides for the grant of options to purchase common shares and restricted share units to employees, directors and service providers of the Company. The Plan includes U.S. and Israeli appendices that further specify the terms and conditions of grants of options and restricted share units to such grantees.

On June 22, 2022, Company shareholders approved further increase of the common shares reserved for the purpose of the Plan. Subject to certain capitalization adjustments, the aggregate number of common shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 common shares.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: SHARE-BASED PAYMENT (Cont.)

b.	During the years ended December 31, 2023 and 2022, the activity related to stock options under the Plan was as follows:

	2023		2022
	Number of Stock Options	Weighted average exercise price	Number of Stock Options	Weighted average exercise price

Balance as of January 1	24,864,535	$0.55	10,381,959	$0.48
Granted	6,847,185	0.08	17,305,093	0.56
Forfeited	(877,060)	0.58	-	-
Exercised	(3,058,714)	-	(2,822,517)	-
Balance as of December 31	27,775,946	$0.46	24,864,535	$0.55
Stock options exercisable at the end of year	16,488,779	$0.29	10,283,713	$0.30

The weighted average fair value of the options granted during the years ended December 31, 2023 and 2022, based on the exercise price as of the grant date, was at $0.12 and $0.37 per option, respectively.

c.	The table below summarizes the assumptions that were used to estimate the fair value of the above options granted under the Plan using the Black- Scholes option pricing model:

	December 31, 2023	December 31, 2022

Expected term (years)	10	10
Expected volatility	87.05% -86.22%	89.78% -94.32%
Exercise price	$0.0-0.14	$0.17-0.55
Risk-free interest rate	2.886% -3.684%	1.37% -3.356%
Dividend yield	-	-

d.	Share options and restricted stock units granted to employees, directors and service providers under the Plan during the years ended on December 31, 2023 and 2022:

1.	On March 15, 2022, two officers received 5,036,132 restricted share units of the Company at cashless basis with the vesting period over approximately 3 years.

2.	On March 15, 2022, the Company granted certain employees and a service provider options to purchase 5,129,334 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.64 ($0.50), with the vesting period over 4 years.

3.	On March 24, 2022, the Company granted one employee options to purchase 509,617 common shares of the Company at CAD 0.76 ($0.60), a price per share equal to the fair value per share at the effective date of the grant, with the vesting period over 4 years.

4.	On June 30, 2022, the Company granted one employee options to purchase 786,535 common shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the effective date of the grant. Options were fully vested at the time of the grant.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 18: SHARE-BASED PAYMENT (Cont.)

5.	On June 30, 2022, the Company granted one employee options to purchase 1,334,322 common shares of the Company at CAD 0.31 ($0.25), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 2, 2023, and all options fully vested on May 2, 2026.

6.	On September 21, 2022, the Company granted one employee options to purchase 1,325,946 common shares of the Company at CAD 0.265 ($0.20), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of over 3 years with the first anniversary on September 21, 2023, and all options fully vested on September 21, 2025.

7.	On October 18, 2022, the Company granted one employee options to purchase 254,808 common shares of the Company at CAD 0.235 ($0.17), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of over 3 years with the first anniversary on October 18, 2023, and all options fully vested on October 18, 2025.

8.	On November 30, 2022, the Company committed to grant, and subsequently issued, options to its independent directors to purchase 928,399 common shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and all options fully vested on November 30, 2025.

9.	On January 19, 2023, certain employees, directors and service providers received 1,996,430 restricted common share units of the Company at cashless basis. Restricted share units shall vest over the period of one year, with 1/12 of the award vesting at the beginning of each calendar month, and all shares fully vested on January 19, 2024.

10.	On January 19, 2023, an officer, through his wholly owned entity, and a service provider, received 912,721 restricted common shares of the Company at cashless basis. All shares shall fully vest on January 31, 2025.

11.	On May 12, 2023, the Company granted to certain employees options to purchase 3,418,034 common shares of the Company at CAD 0.170 ($0.13), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on May 12, 2024, and all options fully vested on May 12, 2027.

12.	On November 19, 2023, the Company granted one employee options to purchase 520,000 common shares of the Company at CAD 0.185 ($0.14), a price per share equal to the fair value per share at the effective date of the grant. Options shall vest evenly over the period of 4 years with the first anniversary on November 19, 2024, and all options fully vested on November 19, 2027.

e.	For the years ended December 31, 2023 and 2022, the Company recorded share-based compensation expense of $2,725 and $1,135, respectively, related to stock options and restricted stock units granted under the Plan.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 19: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income (loss) per common share for the years ended December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
Earnings (loss) per share, basic	$(0.06)	$1.02
Earnings (loss) per share, diluted	$(0.06)	$0.98

Earnings (loss) per share, basic

The net income (loss) and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	December 31, 2023	December 31, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(13,214)	$208,076
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	218,550,723	204,609,244

Earnings (loss) per share, diluted

The net income (loss) and weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	December 31, 2023	December 31, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(13,214)	$208,076
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	218,550,723	213,279,353

For the year ended December 31, 2022, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential vesting of restricted share units, and exercise of stock options issued under the equity compensation plan and SAFE agreements, are dilutive.

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	December 31, 2023	December 31, 2022
Weighted average number of common shares for the purposes of basic earnings (loss) per share	218,550,723	204,609,244
Diluted shares:
Stock options	-	4,602,982
Restricted share units	-	1,375,700
SAFE options	-	2,691,427
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	218,550,723	213,279,353

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 20: FINANCIAL RISKS AND RISK MANAGEMENT

Financial risk management objectives and policies

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

Market risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

As of December 31, 2023, management’s estimate of the effect on equity investments due to a +/- 20% change in the market prices of the Company’s investments, with all other variables held constant, is +/- $5,575. (December 31, 2022 - $8,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency). As of December 31, 2023 and 2022, management’s estimate of the Company’s exposure related to the price fluctuation in foreign currency is not material.

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 21: OPERATING SEGMENTS

a.	Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment - development and operation of an integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

b.	Revenue and net income (loss) by the reporting operating segment:

	Brokerage Segment	Digital Asset Segment	Total
Year ended December 31, 2023:

Revenue	$4,913	$12,788	$17,701

Total income	4,913	667	5,580

Segment net income (loss)	65	(16,849)	(16,784)

Unallocated corporate expenses:
Other income (expense), net			3,775

Net income (loss) before taxes			$(13,009)

Year ended December 31, 2022:

Revenue	$3,621	$9,598	$13,219

Total income	3,621	652	4,273

Segment net income (loss)	(157)	(11,817)	(11,974)

Unallocated corporate expenses:
Other income (expense), net			220,169

Net income (loss) before taxes			$208,195

Unallocated corporate expenses for the year ended December 31, 2023 include the fair value adjustment on INX Tokens. Unallocated corporate expenses for the year ended December 31, 2022 include the fair value adjustment on INX Tokens and listing expenses related to the Purchase Transaction.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 21: OPERATING SEGMENTS (Cont.)

c.	Select information by reporting operating segment:

	Brokerage Segment	Digital Asset Segment	Total
As of December 31, 2023:

Segment assets	$5,652	$69,176	$74,828
Segment liabilities	$1,280	$61,978	$63,258

As of December 31, 2022:

Segment assets	$2,351	$79,088	$81,439
Segment liabilities	$1,077	$63,807	$64,884

d.	Non-current assets, other than financial assets, located in country of domicile and in foreign countries:

	December 31, 2023	December 31, 2022
Non-current assets
Canada	$-	$-
United States	$2,500	$2,848
State of Israel	$4,130	$4,663
Other	$-	$11

e.	Revenue based on geographic locations:

Revenue reported in the financial statements are attributed to countries based on the location of the customers, as follows:

	2023	2022
Brokerage Segment:
United Kingdom	$2,653	$1,083
State of Israel	$1,984	$1,562
United States	$16	$652
Canada	$-	-
Other	$260	324

Digital Asset Segment:
Gibraltar	$11,380	$8,946
Switzerland	$976	$-
United States	$149	$170
Japan	$107	$162
State of Israel	$21	$90
United Kingdom	$4	$123
Canada	$-	$-
Other	$151	$107

f.	Revenue from major customers:

Revenue from major customers which account for 10 percent or more of total revenue as reported in the financial statements:

	Year ended December 31
	2023	2022
Brokerage segment:
Customer A	$592	$452
Customer B	$533	$-

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 22: EMPLOYEE BENEFITS EXPENSE

Share-based and token-based compensation, and short-term employee benefits included in consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2023	2022
Cost of service
Compensation and benefits	$505	$-
Share-based compensation	-	-
Token-based compensation	-	-
	$505	$-
Research and development
Compensation and benefits	$2,053	$2,159
Share-based compensation	400	2
Token-based compensation	166	125
	$2,619	$2,286

Sales and marketing
Compensation and benefits	$1,735	$1,160
Share-based compensation	443	1,022
Token-based compensation	268	435
	$2,446	$2,617

General and administrative
Compensation and benefits	$6,030	$6,493
Share-based compensation	1,882	111
Token-based compensation	464	817
	$8,376	$7,421

During the years ended December 31, 2023 and 2022, the Company incurred cost of $931 and $899, respectively, related to contributions to employee post-retirement benefit plans.

THE INX DIGITAL COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 2023 AND 2022

U.S. Dollars in thousands (except share, token, per share and per token data)

NOTE 23 TAXES ON INCOME

The Company is a Canadian corporation for Canadian tax purposes and as such subject to British of Columbia taxes. Subsidiary entities are generally subject to taxes in the jurisdictions where they are located or have the majority of operations and management control, therefore federal income taxes are calculated as if the Company filed separate federal income tax returns. The following tax rates were applicable to the individual entities based on the country of their organization:

●	Canada corporate income tax rate - 28 percent in 2023 and 2022.
●	Israel corporate income tax rate – 23 percent in 2023 and 2022
●	United States federal weighted tax rate - 21 percent (30.8 percent state weighted tax rate)
●	Gibraltar tax rate - 12.5 percent and 10 percent before August 1, 2021.

a.	Tax assessments:

INX, ILSB and Midgard are subject to the tax assessment evaluation by the Israeli Tax Authority. After the receipt of such tax assessment the entity is no longer subject to the tax examination by the tax authority. The Company’s subsidiary, ILSB received the final tax assessment through 2017 tax year, whereas, Midgard and INX, has not received the final tax assessment since its incorporation.

b.	Carryforward losses for tax purposes and other temporary differences:

Carryforward operating tax losses of the Group total approximately $70,300 as of December 31, 2023. Deferred tax assets relating to these losses and to other deductible temporary differences were not recognized because their utilization in the foreseeable future is not probable.

c.	Theoretical tax:

As the Company and its subsidiaries incurred operating losses during the years ended December 31, 2023 and 2022 for which deferred income taxes were not recorded, as mentioned in Note 23b, the reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate, and the taxes on income recorded in profit or loss, does not provide significant information and therefore is not presented.

During the years ended December 31, 2023 and 2022, the Company recognized income tax expense of $205 and $119.

NOTE 24: SUBSEQUENT EVENTS

Grants under Equity and Token Incentive Compensation Plan:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028. In addition, the officer was also awarded 1,000,000 restricted INX Tokens subject to a lock-up agreement until January 8, 2027.

On January 8, 2024, the Company committed to grant, options to each of its independent directors to purchase 467,442 common shares of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

On February 13, 2024, a former service provider filed a lawsuit against one of the Company’s subsidiaries for a breach of contract. The total value of the claim is approximately $184. Management of the Company intends to vigorously defend its position against this claim and believes that its resolution will not result in a material adverse effect on the Company’s financial position.